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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of September, 2003

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                               -------------------
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
              -----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                       Form 20-F X              Form 40-F
                                ---                      ---
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                      No X
                          ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           PIONEER CORPORATION
                                           -------------------
                                           (Registrant)

Date: September 16, 2003
                                        By /s/ Kaneo Ito
                                           -------------------------------------
                                           Kaneo Ito
                                           President and Representative Director



This report on Form 6-K contains the following:

1. The announcement released by the Company to the press in Japan dated September 12, 2003, concerning the anticipated interim dividend amount for the fiscal year ending March 31, 2004 and the record date.






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                                                           FOR IMMEDIATE RELEASE
                                                           SEPTEMBER 12, 2003

               PIONEER ANNOUNCES INTERIM DIVIDEND FOR FISCAL 2004

TOKYO -- Pioneer Corporation has announced an interim cash dividend of 12.5 yen per share of common stock for fiscal 2004, ending March 31, a 5.0 yen increase over that of the previous fiscal year. Subject to resolution of the Company's board of directors in October 2003, the dividend will be paid to shareholders or pledgees registered as of September 30, 2003, Japan time. The payment date in Japan has been set for December 3, 2003.

Based on its policy aimed at dividend continuance and stability, the Company determines the appropriate dividend amount, taking into consideration its financial condition, consolidated business results and other factors.

For the previous fiscal year, the Company paid an interim dividend of 7.5 yen per share, and a year-end dividend of 10.0 yen per share.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.

                                   # # # # # #

For further information, please contact:
Hideki Okayasu
Executive Officer and General Manager, Accounting Division
Pioneer Corporation, Tokyo
Phone: (03) 3495-9826 / Fax: (03) 3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/